Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

August 25, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 358 to the Trust’s Registration Statement on Form N-1A – Epsilon Sector-Balanced Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Epsilon Sector-Balanced Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(b) thereunder, is a copy of Post-Effective Amendment No. 358 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 358”). The purpose of this filing is to respond to SEC staff comments on Post-Effective Amendment No. 353 and make certain other non-material changes with respect to the above mentioned series. We hereby represent that this Post-Effective Amendment No. 358 does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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